UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-22628

            ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

          The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-			N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
PRESS RELEASE	Tel+31 26 3778 292
Fax+31 26 4438 381
www.arcadis-global.com

ARCADIS ANNUAL GENERAL MEETING AND

RESULTS FIRST QUARTER 2008

AVAILABLE LIVE VIA VIDEO AND AUDIO WEBCAST

Scheduled for Wednesday May 7, 2008

8:00 AM and 11:00 AM (Eastern Time)

Arnhem, April 29, 2008 — ARCADIS (Euronext: ARCAD) intends to release its first quarter 2008 results on Wednesday, May 7, 2008 before the opening of the Euronext Amsterdam exchange. On the same day, ARCADIS will hold its Annual General Meeting of Shareholders (AGM). The AGM will start as of 2:00 PM Dutch time (8:00 AM Eastern) and will be broadcast live via video webcast.

In addition, ARCADIS will organize a conference call/audio webcast at 5:00 PM Dutch time (11:00 AM Eastern) which will be broadcast via live audio webcast. Harrie Noy, Chief Executive Officer, Ben van der Klift, Chief Financial Officer and Joost Slooten, Director Investor Relations, will provide insight into the Q1 2008 results during this call.

Viewers and listeners can access the events through a link in the investor relations section of ARCADIS’ website at http://www.arcadis-global.com/investors. Please allow 15 minutes prior to the event to visit the website to download and install any necessary audio software. An archived edition of the webcast will be available on the ARCADIS.

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 13,000 employees and € 1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 outside regular office hours please call +31-6-2706-1880; email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 6, 2008	By:	/s/ C. Michiel Jaski
C. Michiel Jaski
Member Executive Board